

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 22, 2006

Mr. David J. Ide
Chief Executive Officer
Modavox, Inc.
2617 S. 46th Street, Suite 300
Phoenix, AZ 85034

> **Re: Modavox, Inc.**
> **Form 10-KSB for the year ended February 28, 2006**
> **Filed June 14, 2006**
> **Form 10-QSB for the quarter ended May 31, 2006**
> **Filed July 17, 2006**
> **File No. 333-57818**

Dear Mr. Ide:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended February 28, 2006
Item 6 – Management's Discussion and Analysis, page 22
Results of Operations - 2005 Versus 2004, pages 23-24

1.   The fourth paragraph under this heading describes $282,000 in other income during fiscal 2005 as representing the cancellation of shares issued under termination

Mr. David J. Ide
Modavox, Inc.
August 22, 2006
Page 2

agreements. Please provide a note to the financial statements to explain the origin and accounting rationale for this transaction.

Financial Statements, page 26
Note 2 – Summary of Significant Accounting Policies, page 34
Revenue Recognition, page 35

2.   Please disclose your revenue recognition policies for each of the revenue streams comprising your interactive media division, including production and delivery of online media to targeted audiences, sales of custom software for e-commerce, hosting websites, and production and installation of media content. Please address each of the criteria in SAB Topic 13:A:1.

Note 3 – Acquisition of Kino Interactive LLC, page 40

3.   Our records do not indicate that you have filed a Form 8-K to disclose the acquisition of Kino Interactive LLC on February 28, 2006, which appears to be a significant subsidiary. Please file the information specified in Item 2.01 and 9.01 of Form 8-K as soon as possible or tell us why you believe it is not required to be filed.

4.   Please expand Note 3 to disclose the significant terms of the license agreement including how the amount of the company's license fee is to be calculated, and how the fee obligation will be settled if the company does not generate cash flow.

5.   The third paragraph indicates that the acquisition price was $3,320,000 and the fourth paragraph indicates the acquisition price was $3,278,000 and the total of receivables, property, and intangibles was $3,237,712. Please reconcile these apparent discrepancies and revise as necessary.

6.   We note that you have accounted for the acquisition of Kino Interactive as a purchase business combination. Please explain to us how you evaluated each of the criteria in paragraph 17 of SFAS 141 in support of your conclusion that Modavox is the accounting acquirer.

Note 5 – Capital Stock

7.   Tell us how you evaluated SFAS 133 and EITF 00-19 with respect to the accounting for and classification of outstanding warrants.

Item 8A – Controls and Procedures, page 46

8.   Please expand the first paragraph of this section to state whether or not your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decision regarding required disclosure. See Exchange Act Rule 13a-15(e).

9.   Please clarify to disclose the reasons your officers concluded that your disclosure controls and procedures were not effective at the end of the period covered by the report. Identify and explain the nature of any material weaknesses. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

10.   If appropriate, please disclose when the material weaknesses were identified, by whom they were identified, and when the material weaknesses first began.

11.   Please clarify your disclosure in the third paragraph to clearly state whether there were any significant changes in the company's internal controls that occurred during this quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected your controls over financial reporting.

12.   The above comments also apply to the company's Form 10-QSB for the quarter ended May 31, 2006. Please revise.

<u>Exhibit 31.13</u>

13.   The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly. Specifically, we note the following differences between your disclosure and the required language:
*   Your disclosures in paragraphs 2-5 should be revised to reference "this report" rather than "this annual report".
*   Paragraph 4 should be revised to refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

- Paragraphs 4(b) and 4(c) should be combined and revised to state that you have evaluated the effectiveness of the registrant's disclosure controls and procedures and presented your conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report (not based upon our evaluation as of the Evaluation Date).
- Paragraph 4(d) is omitted which should indicate that you have disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant' most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
- Paragraph 5 should state that you have disclosed, based on your most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions).

14.   The comments in the above section regarding management's certifications also apply to the company's Form 10-QSB for the quarter ended May 31, 2006. Please revise.

Closing Comments

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies